PRESS RELEASE


                               GOULDS PUMPS, INC.
                 ADOPTS STOCKHOLDER PROTECTION RIGHTS AGREEMENT


         DATELINE, April 21, 1997 -- The Board of Directors of GOULDS PUMPS, INCORPORATED ("Goulds") today adopted a Stockholder Protection Rights Agreement and declared a dividend of one Right for each outstanding share of Goulds Common Stock. The Rights can be terminated by the Board of Directors prior to the time any person or group becomes the beneficial owner of 20% or more of the shares of Goulds Common Stock (an "Acquiring Person"). In that regard, the Company has agreed to terminate the Rights immediately prior to ITT Industries' purchase of shares of Goulds Common Stock at $37.00 per share pursuant to the previously announced transaction. The dividend will be paid on April 21, 1997 to stockholders of record on April 21, 1997.

         Pursuant to the terms of the Rights Plan, until it is announced that a person has become an Acquiring Person or commences a tender offer that will result in such person owning 20% or more of Goulds Common Stock, the Rights will be evidenced by the Common Stock certificates, will automatically trade with the Common Stock and will not be exercisable. Upon announcement that any person or group has become an Acquiring Person, each Right (other than Rights beneficially owned by any Acquiring Person or transferees thereof, which Rights become void) will entitle its holder to purchase, for the exercise price, a number of shares of Goulds' Common Stock having a market value of twice the exercise price.

         Goulds is a publicly held company whose shares are listed on the NASDAQ under the ticker symbol GULD.